ASAT HOLDINGS LIMITED
14th Floor, QPL Industrial Building
138 Texaco Road,
Tsuen Wan, New Territories
Hong Kong

January 30, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

Re: ASAT Holdings Limited
Registration Statement on Form F-1
File No.: 333-11290

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), ASAT Holdings Limited (the “Company”) hereby requests withdrawal of the above-referenced registration statement (the “Registration Statement”), which was originally filed with the Securities and Exchange Commission (the “Commission”) on December 29, 1999, together with all amendments and exhibits thereto.

The Registration Statement has not been declared effective by the Commission and no securities were sold pursuant thereto. The Company previously sought to register the securities covered by the Registration Statement pursuant to a registration rights agreement and is now requesting withdrawal of the Registration Statement because the securities are freely tradable securities in accordance with Rule 144(k) of the Act.

If you have any questions, please call Anthony Root at (852) 2971-4842 of the law firm of Milbank, Tweed, Hadley & McCloy LLP (Hong Kong office) or myself at (852) 2439-8408.

Sincerely yours, ASAT HOLDINGS LIMITED

By:	/s/ JEFFREY M DUMAS
	Name:	Jeffrey M. Dumas
	Title:	Senior Vice President General Counsel and Secretary

cc:  Anthony Root